Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE TO COMPLETE ACCRETIVE ACQUISITION OF KNARR FPSO AND EQUITY

FINANCING; ARENDAL SPIRIT UMS COMMENCES CHARTER CONTRACT

Hamilton, Bermuda, June 30, 2015 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO) today announced that it will complete the acquisition of the Petrojarl Knarr (Knarr) floating production, storage and offloading (FPSO) unit from Teekay Corporation (Teekay) for its fully built-up cost of approximately $1.26 billion on July 1, 2015, subject to customary closing conditions. The FPSO has now completed all the required operational testing and has commenced its full charter rate under the long-term contract on the Knarr oil and gas field in the North Sea where BG Norge Limited (BG) is the operator.

The Knarr FPSO acquisition will be fully financed through the assumption of an existing $745 million long-term debt facility and $550 million of equity financings. The equity financings will also fund a portion of the initial installments of the three shuttle tanker newbuildings being constructed for the East Coast of Canada 15-year shuttle tanker contracts awarded to the Partnership in early-June 2015.

$250 million Issuance of Convertible Preferred Units

Teekay Offshore has agreed to issue $250 million of Series C Convertible Preferred units (Preferred Units) in a private placement to two strategic investors, Magnetar Capital and Triangle Peak Partners (collectively the Strategic Partners). The distribution rate for the Preferred Units is 8.6 percent per annum and the Preferred Units are convertible on a one-for-one basis at any time after 18 months into Teekay Offshore common units at a price of $23.95 per unit, which represents a premium of 15 percent above a unit price based on a volume-weighted average price mechanism. The Preferred Units will be issued in July 2015, subject to customary closing conditions.

$300 million Issuance of Common Units

Teekay Offshore has also agreed to issue $300 million of common units (and associated general partner interest) to Teekay at a price of $20.83 per unit. The issue price is based upon the same volume-weighted average price mechanism used to determine the unit price (excluding conversion premium) for the Preferred Units. The common units will be issued in mid-July 2015, subject to customary closing conditions and after the record date for Teekay Offshore’s second quarter of 2015 cash distribution. In the interim period, Teekay will provide the Partnership with short-term vendor financing for the required equity portion of the Knarr FPSO purchase price.

Arendal Spirit UMS Commences Charter Contract

The Partnership’s first Unit for Maintenance and Safety (UMS), the Arendal Spirit, recently completed the required operational testing and commenced its three-year charter contract with Petrobras in Brazil. This marks the addition of a new segment to Teekay Offshore’s offshore logistics portfolio and the world’s first UMS based on Sevan Marine ASA’s innovative cylindrical hull design.

“We are pleased to be completing the Partnership’s largest acquisition to-date, which will bring our total FPSO fleet to eight units, and to have successfully commenced the charter contract for the Partnership’s first UMS,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. Mr. Evensen continued, “The Knarr FPSO will further strengthen our leading position in the harsh weather FPSO segment in the North Sea and highlights our strategic partnership with BG, who now represents one of the Partnership’s largest customers. Based on the stable fee-based cash flow to be contributed by the Knarr FPSO and the Arendal Spirit UMS, management has recommended to the Partnership’s Board of Directors a distribution increase of four percent commencing in the third quarter, payable in November 2015. In addition, the combination of the Knarr FPSO and the Arendal Spirit UMS cash flows and the associated equity financings are expected to strengthen both the Partnership’s balance sheet and its cash distribution coverage ratio.”

Mr. Evensen added, “Our Sponsor, Teekay, and the Strategic Partners have demonstrated their long-term confidence in Teekay Offshore with their substantial equity investments.” Mr. Evensen continued, “With the Partnership’s existing growth pipeline of $2.4 billion, new growth projects that the Partnership is currently pursuing, and the potential for on-the-water acquisitions, we expect to continue growing the Partnership’s distributable cash flow to provide long-term value creation for our unitholders.”

The Conflicts Committee of the Partnership’s general partner’s board of directors approved the terms of the Knarr FPSO acquisition from, and the common unit issuance to, Teekay.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation, and maintenance and safety services to the offshore oil industry focusing on the growing deepwater offshore oil regions of the North Sea, Brazil and East Coast Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.5 billion, comprised of 64 offshore assets, including shuttle tankers, floating production, storage and offloading (FPSO) units, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and certainty of completing the Knarr FPSO acquisition; the amount, pricing, timing and certainty of completing the common unit and Preferred Unit issuances; the impact of the Knarr FPSO acquisition on the Partnership’s position in the harsh weather FPSO segment in the North Sea; the impact of the Knarr FPSO acquisition (and associated equity financings) and the Arendal Spirit UMS charter commencement on the Partnership’s cash flows, potential cash distribution growth in the third quarter of 2015, balance sheet and cash distribution coverage ratio; and the Partnership’s growth projects, including the timing and certainty of new offshore projects and potential on-the-water acquisitions, and the impact of these projects on the Partnership’s future distributable cash flows and long-term value for the Partnership’s unitholders. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; different-than-expected levels of oil production in the North Sea, Brazil and East Coast Canada offshore fields; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; failure by the Partnership to complete the Knarr FPSO acquisition; failure by the Partnership to complete the common unit and Preferred Unit issuances; variances in expected operating costs of the Knarr FPSO and the Arendal Spirit UMS; potential early termination of charter contracts; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels from Teekay Corporation or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets and complete organic growth projects; failure of the Partnership’s Board of Directors to approve future distribution increases; and other factors discussed in Teekay Offshore Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

To view the photos associated with this press release, please visit the following links:

www.marketwire.com/library/20150629-petrojarlknarr800.jpg

www.marketwire.com/library/20150629-arendalspirit800.jpg

To view the video associated with this press release, please visit the following link:

https://www.youtube.com/watch?v=MV3LG5jbOgc.

Investor Relations Enquiries

Ryan Hamilton

+1 (604) 609-6442

www.teekayoffshore.com